 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Titanium Asset Management Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

U8885X107

(CUSIP Number)

Gregory J. Bynan
Winston & Strawn LLP
35 W. Wacker Drive
Chicago, IL 60601
312-558-7342

  (Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 9, 2013

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

*   The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON TAMCO Acquisition, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	7	SOLE VOTING POWER
NUMBER OF		0
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		934,714(1)
EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0
WITH	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
934,714(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.7% (2)

14	TYPE OF REPORTING PERSON
OO

(1) Beneficial ownership of 934,714 shares of common stock, $0.0001 par value, of Titanium Asset Management Corp. (“Common Stock”) is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Stock as a result of the relationships described below under Item 4 – “Tender and Support Agreements.” Neither the filing of this Schedule 13D/A nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of such 934,714 shares of Common Stock for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2) Calculated based on 19,744,824 shares Common Stock outstanding as of August 2, 2013, as reported in Titanium Asset Management Corp.’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2013.

CUSIP No.      U8885X107

1	NAME OF REPORTING PERSON TAMCO Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	7	SOLE VOTING POWER
NUMBER OF		10,585,400
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		934,714(1)
EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		10,585,400
WITH	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,520,114(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
58.3% (2)

14	TYPE OF REPORTING PERSON
OO

(1) Beneficial ownership of 934,714 shares of Common Stock is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Stock as a result of the relationships described below under Item 4 – “Tender and Support Agreements.” Neither the filing of this Schedule 13D/A nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of such 934,714 shares of Common Stock for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2) Calculated based on 19,744,824 shares Common Stock outstanding as of August 2, 2013, as reported in Titanium Asset Management Corp.’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2013.

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CUSIP No.      U8885X107

1	NAME OF REPORTING PERSON NIS Acquisition, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	7	SOLE VOTING POWER
NUMBER OF		0
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		11,520,114(1)
EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0
WITH	10	SHARED DISPOSITIVE POWER
10,585,400
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,520,114(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
58.3% (2)

14	TYPE OF REPORTING PERSON
OO

(1) Beneficial ownership of 934,714 shares of Common Stock is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Stock as a result of the relationships described below under Item 4 – “Tender and Support Agreements.” Neither the filing of this Schedule 13D/A nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of such 934,714 shares of Common Stock for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2) Calculated based on 19,744,824 shares Common Stock outstanding as of August 2, 2013, as reported in Titanium Asset Management Corp.’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2013.

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CUSIP No.      U8885X107

1	NAME OF REPORTING PERSON Boyd-TAMCO Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Ohio

	7	SOLE VOTING POWER
NUMBER OF		0
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		11,520,114(1)
EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0
WITH	10	SHARED DISPOSITIVE POWER
10,585,400
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,520,114(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
58.3% (2)

14	TYPE OF REPORTING PERSON
OO

(1) Beneficial ownership of 934,714 shares of Common Stock is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Stock as a result of the relationships described below under Item 4 – “Tender and Support Agreements.” Neither the filing of this Schedule 13D/A nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of such 934,714 shares of Common Stock for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2) Calculated based on 19,744,824 shares Common Stock outstanding as of August 2, 2013, as reported in Titanium Asset Management Corp.’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2013.

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CUSIP No.      U8885X107

 ITEM 1. SECURITY AND ISSUER

This Amendment No. 2 amends and supplements the statement on Schedule 13D, filed with the Securities and Exchange Commission (the “SEC”) on December 28, 2012, as amended by Amendment No. 1 filed with the SEC on April 18, 2013 (as amended and supplemented, this “Statement”) on behalf of the Reporting Persons, to furnish the additional information set forth herein. The Statement relates to the common stock, par value $0.0001 per share (the “Shares”), of Titanium Asset Management Corp., a Delaware corporation (the “Issuer”). All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the initial Schedule 13D filed with the SEC on December 28, 2012.

ITEM 2. IDENTITY AND BACKGROUND

Item 2 of the Statement is hereby amended and restated in its entirety to read as follows:

(a), (f) This statement is being filed by:

(i)	TAMCO Acquisition, LLC, a Delaware limited liability company (“Purchaser”);

(ii)	TAMCO Holdings, LLC, a Delaware limited liability company (“Parent”);

(iii)	NIS Acquisition LLC, a Delaware limited liability company (“NIS”); and

(iv)	Boyd-TAMCO Holdings, LLC, an Ohio limited liability company (“Boyd” and, together with Purchaser, Parent and NIS, the “Reporting Persons”).

Parent, NIS and Boyd have entered into a joint filing agreement, dated as of December 28, 2012, a copy of which is attached as Exhibit 99.1 to the initial Schedule 13D filed with the SEC on December 28, 2012. Purchaser has entered into a joinder to the joint filing agreement, which is filed as Exhibit 4 to this Statement.

(b) The address of the principal business and principal office of each of Purchaser, Parent and NIS is 777 E. Wisconsin Avenue, Milwaukee, Wisconsin 53202. The address of the principal business and principal office of Boyd is 1801 E 9th Street, Suite 1400, Cleveland, Ohio 44114.

(c) Purchaser, a wholly-owned subsidiary of Parent, was formed solely for the purpose of effecting the transactions contemplated by the Merger Agreement (as defined below) and has not engaged in any activities except in connection with such transactions. The principal business of Parent is investing in securities of the Issuer.

NIS and Boyd each own 50% of the outstanding membership interests in Parent, and Parent was formed for the purpose of investing in securities of the Issuer. As a result, each of NIS and Boyd may be deemed, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to be the beneficial owners of all of the Shares owned by Parent. However, each of NIS and Boyd disclaim beneficial ownership of the Shares owned by Parent except to the extent of their respective pecuniary interests therein. The Reporting Persons are filing this Statement jointly, as they may be deemed to be a “group” within the meaning of Section 13(d)(3) of the Act. Neither the filing of this Statement nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.

(d), (e) During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The information set forth in Item 4 below is incorporated by reference into this Item 3 of this Statement.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 of the Statement is hereby amended by adding the following:

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CUSIP No.      U8885X107

Merger Agreement

On September 9, 2013, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Parent and Purchaser.

Upon the terms and subject to the conditions of the Merger Agreement, Purchaser has agreed to commence a cash tender offer for all of the outstanding Shares (the “Offer”) within ten (10) business days of the date of the Merger Agreement for a purchase price of $1.08 per Share, net to the seller in cash, without interest, and less any applicable withholding taxes (the “Offer Price”). The Merger Agreement provides that, regardless of whether the Offer is consummated, Purchaser will be merged with and into the Issuer and the Issuer will become a wholly-owned subsidiary of Parent (the “Merger”). At the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time (other than Shares owned by Parent, Purchaser or the Issuer or by any stockholder of the Issuer who is entitled to and properly exercises appraisal rights under Delaware law) will be cancelled and converted into the right to receive the Offer Price.

The obligation of Purchaser to purchase Shares tendered in the Offer is subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including, among other things: (a) there being validly tendered in accordance with the terms of the Offer and not validly withdrawn prior to midnight, New York City time, on October 9, 2013 (which we refer to as the “Expiration Time,” unless Purchaser shall have extended the period during which the Offer is open in accordance with the Merger Agreement, in which event “Expiration Time” shall mean the latest time and date at which the Offer, as so extended by Purchaser, shall expire), a number of Shares (1) that represent at least a majority of the Shares, excluding Shares owned by Parent, Purchaser, any direct or indirect equityholder of Parent, any director designated for appointment to the Issuer’s board of directors by Parent pursuant to the Purchase Agreement or any executive officer of the Issuer or any of its subsidiaries, outstanding as of immediately prior to the Expiration Time and (2) that, when added to the number of Shares owned by Parent and Purchaser as of immediately prior to the Expiration Time, plus the number of Shares to be purchased by Purchaser pursuant to the Top-Up (as defined below), represents at least one Share more than 90% of (x) the outstanding Shares as of immediately prior to the Expiration Time plus (y) the number of Shares to be purchased by Purchaser under the Top-Up (the foregoing clauses (1) and (2), collectively, the “Minimum Tender Condition,” and such number of Shares equal to the sum of the Shares described in the foregoing clauses (x) and (y), the “Fully Diluted Share Number”); (b) Parent and Purchaser shall have received the proceeds of the debt financing pursuant to the letter agreement between Park Bank and Parent (the “Financing Commitments”); and (c) any time before the Expiration Time, certain other events shall have occurred as described in Annex I to the Merger Agreement. “Top-Up” means the irrevocable right granted to Purchaser by the Issuer to purchase at the Offer Price up to a number of newly issued, fully paid and nonassessable Shares that, when added to the number of Shares directly or indirectly owned by Parent and Purchaser after giving effect to the consummation of the Offer, shall constitute one Share more than 90% of the Fully Diluted Share Number.

In the event that the Minimum Tender Condition is not met, and in certain other circumstances, the Issuer, Purchaser and Parent have the right, but not the obligation, to consummate the Merger without the prior completion of the Offer, after receipt of the affirmative vote of the holders of a majority of the voting power of the outstanding Shares for the adoption of the Merger Agreement. In that case, the consummation of the Merger would be subject to conditions similar to the Offer conditions, except for the addition of a condition that Parent, as majority stockholder, has executed and delivered a written consent authorizing and adopting the Merger Agreement and the inapplicability of the Minimum Tender Condition.

The aggregate amount required by Parent and Purchaser to purchase all of the issued and outstanding Shares (other than Shares owned by Parent or Purchaser) in the Offer, consummate the Merger and pay related fees and expenses is expected to be approximately $10.2 million. Purchaser expects to use cash held by Parent or Purchaser together with funds received from Park Bank pursuant to the Financing Commitments, as described in further detail below, to complete these transactions.

If the transactions contemplated by the Merger Agreement are consummated, the Shares will no longer be traded on AIM, a market operated by the London Stock Exchange, the Shares will cease to be registered under the Exchange Act, and the Issuer will be a direct wholly-owned subsidiary of Parent.

The foregoing description of the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is attached hereto as Exhibit 5 and incorporated herein by reference.

Tender and Support Agreements

Concurrently with the execution of the Merger Agreement, and in consideration thereof, certain directors and officers of the Issuer and other direct or indirect equityholders of Parent (collectively, the “Supporting Stockholders”), entered into Support Agreements with the Issuer, Parent and Purchaser (the “Support Agreements”). Collectively, as of September 9, 2013, the Supporting Stockholders party to the Support Agreements have ownership of an aggregate of 934,714 shares, representing approximately 4.7% of the Issuer’s issued and outstanding Shares as of September 9, 2013.

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CUSIP No.      U8885X107

Pursuant to the Support Agreements, each of the Supporting Stockholders agreed, among other things, subject to the termination of the Support Agreements or the Offer (i) to validly tender or cause to be tendered (and not withdraw) in the Offer all shares beneficially owned or thereafter acquired (collectively, the “Subject Shares”) by such Supporting Stockholder pursuant to and in accordance with the Offer, (ii) as promptly as practicable, but no later than ten (10) Business Days after the commencement of the Offer, to deliver pursuant to the terms of the Offer a letter of transmittal (as well as any other documents or instruments required to be delivered pursuant to the Offer) with respect to such Supporting Stockholder’s Subject Shares, (iii) to vote such Supporting Stockholder’s Subject Shares at every meeting of the Issuer’s stockholders (and every adjournment or postponement thereof) (A) in favor of the adoption of the Merger Agreement and the transactions contemplated thereby and any other matter necessary for the consummation of the consummation of the transactions contemplated by the Merger Agreement and (B) against (1) any agreement or arrangement related to any Acquisition Proposal (as defined in the Merger Agreement), other than the Merger, (2) any liquidation, dissolution, recapitalization, extraordinary dividend or other significant corporate reorganization of the Issuer or any of the Issuer’s subsidiaries and (3) any action that would materially impede, interfere with, delay, postpone or adversely affect in any material respect the Merger and the transactions contemplated by the Merger Agreement, (iv) to irrevocably appoint Purchaser as attorney and proxy to vote and otherwise act (by written consent or otherwise) with respect to all Subject Shares that such Supporting Stockholder is entitled to vote at any meeting of stockholders of the Issuer in accordance with clause (iii) above (subject to certain exceptions), (v) not to transfer any of such Supporting Stockholder’s Subject Shares, other than in accordance with the terms and conditions set forth in the Support Agreement, (vi) not to grant any proxy, power of attorney or other authorization with respect to the Subject Shares, (vii) not to deposit into a voting trust or enter into a voting agreement or other arrangement with respect to the Subject Shares and (viii) not to take or permit any other action that would in any way restrict, limit or interfere with the performance of such Supporting Stockholder’s obligations under, or the transactions contemplated by, the Support Agreements.

The Support Agreements will terminate upon the earliest of (i) the termination of the Merger Agreement, (ii) the Effective Time or (iii) a reduction of the Offer Price.

Shared voting power with respect to the 934,714 shares beneficially owned by the Supporting Stockholders may be deemed to have been acquired through execution of the Support Agreements.

The foregoing summary of the Support Agreements does not purport to be complete and is qualified in its entirety by reference to the form of Support Agreement, a copy of which is attached hereto as Exhibit 6 and incorporated herein by reference.

Debt Commitment Letter

In connection with the transactions contemplated by the Merger Agreement, on September 5, 2013, Parent entered into a debt commitment letter (the “Debt Commitment Letter”) with Park Bank pursuant to which Park Bank will provide a $10.1 million bridge loan facility (the “Bridge Facility”) to finance the completion of the Offer, and following the Merger, Park Bank will provide a $5.1 million term loan facility (the “Term Loan”) and a $2.0 million revolving credit facility (the “Revolving Facility” and, together with the Bridge Facility and the Term Loan, the “Credit Facilities”) to support the Issuer’s ongoing operations following the Merger.

The funding of the Credit Facilities is subject to Parent’s delivery of written notice to Park Bank that the conditions to the Offer have been satisfied or waived and that Parent and Purchaser are prepared to consummate the Offer, on terms consistent with the Merger Agreement, within six (6) days following the funding of the Credit Facilities. The Bridge Facility is also subject to (i) Park Bank’s satisfaction that a minimum of $13.0 million in cash will be on the Issuer’s balance sheet as of the closing of the Merger and will be used for repayment of amounts owed to Park Bank and (ii) that Parent and Purchaser shall have amassed an aggregate ownership percentage of 72.7% of the outstanding Shares (which is the minimum percentage necessary to exercise the Top-Up).

The foregoing description of the Debt Commitment Letter is qualified in its entirety by reference to the full text of the Debt Commitment Letter, a copy of which is attached hereto as Exhibit 7 and incorporated herein by reference.

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CUSIP No.      U8885X107

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

The information set forth on the cover page of this Statement and in Item 4 above is incorporated by reference into this Item 5 of this Statement.

Based upon the Issuer’s Quarterly Report on Form 10-Q for the period ended June 30, 2013, there were 19,744,824 shares of Common Stock outstanding as of August 2, 2013. Based on the foregoing, (i) Parent (A) has sole voting power and sole dispositive power over the 10,585,400 shares of Common Stock beneficially owned by Parent and (B) may be deemed to have shared voting power over the 934,714 shares of Common Stock beneficially owned by the Supporting Stockholders as a result of the Support Agreements, (ii) Purchaser may be deemed to have shared voting power over the 934,714 shares of Common Stock beneficially owned by the Supporting Stockholders as a result of the Support Agreements and (iii) each of NIS and Boyd, in their capacities as members of Parent, may be deemed to have (A) shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the 10,585,400 shares of Common Stock beneficially owned by Parent and (B) shared voting power over the 934,714 shares of Common Stock beneficially owned by the Supporting Stockholders as a result of the Support Agreements. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by any of the Reporting Personas that it is the beneficial owner of the 934,714 shares of Common Stock subject to the Support Agreements for purposes of Section 13(d) of the Exchange Act, or for any other purpose and such beneficial ownership is expressly disclaimed. In addition, the information set forth in Item 2(c) with respect to NIS and Boyd is incorporated by reference into this Item 5.

The Reporting Persons are responsible for the completeness and accuracy of the information concerning the Reporting Persons contained herein.

As of the date hereof, none of the Reporting Persons owns any shares of the Common Stock other than the shares reported in this Statement.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information set forth in Item 4 above is incorporated by reference into this Item 6 of this Statement. Except for the matters described in this Statement, the Reporting Persons do not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to the securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 4	Joinder to Joint Filing Agreement, dated as of September 10, 2013, of TAMCO Acquisition, LLC

Exhibit 5

Agreement and Plan of Merger, dated as of September 9, 2013, by and among Titanium Asset Management Corp., TAMCO Holdings, LLC and TAMCO Acquisition, LLC (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission by Titanium Asset Management Corp. on September 10, 2013)

Exhibit 6

Form of Tender and Support Agreement by and among Titanium Asset Management Corp., TAMCO Holdings, LLC, TAMCO Acquisition, LLC and certain stockholders of Titanium Asset Management Corp. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission by Titanium Asset Management Corp. on September 10, 2013)

Exhibit 7	Debt Commitment Letter, dated September 5, 2013, between Park Bank and TAMCO Holdings, LLC

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SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: September 10, 2013

TAMCO ACQUISITION, LLC

By:	/s/ Jonathan Hoenecke
Jonathan Hoenecke
Secretary

TAMCO HOLDINGS, LLC

By:	/s/ Jonathan Hoenecke
Jonathan Hoenecke
Secretary

NIS ACQUISITION LLC

By:	/s/ Jonathan Hoenecke
Jonathan Hoenecke
Secretary

BOYD-TAMCO HOLDINGS, LLC

By:	/s/ Brian L. Gevry
Brian L. Gevry
Chief Executive Officer

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CUSIP No.      U8885X107

EXHIBIT INDEX

Exhibit	Description

4	Joinder to Joint Filing Agreement, dated as of September 10, 2013, of TAMCO Acquisition, LLC
5

Agreement and Plan of Merger, dated as of September 9, 2013, by and among Titanium Asset Management Corp., TAMCO Holdings, LLC and TAMCO Acquisition, LLC (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission by Titanium Asset Management Corp. on September 10, 2013)

6

Form of Tender and Support Agreement by and among Titanium Asset Management Corp., TAMCO Holdings, LLC, TAMCO Acquisition, LLC and certain stockholders of Titanium Asset Management Corp. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission by Titanium Asset Management Corp. on September 10, 2013)

7	Debt Commitment Letter, dated September 5, 2013, between Park Bank and TAMCO Holdings, LLC

11

JOINDER TO JOINT FILING AGREEMENT

Reference is made to the Joint Filing Agreement dated as of December 28, 2012 (the “Joint Filing Agreement”) by and among TAMCO Holdings, LLC, NIS Acquisition LLC and Boyd-TAMCO Holdings, LLC.

As of the date hereof, the undersigned hereby agrees to become bound by the obligations of the Joint Filing Agreement.

This Joinder to Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned has executed this Joinder to Joint Filing Agreement as of September 10, 2013.

TAMCO ACQUISITION, LLC

By:	/s/ Jonathan Hoenecke
Jonathan Hoenecke
Secretary

12